October 17, 2006

Amy C. Bruckner

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

VIA EDGAR

Re:	Dendreon Corporation

Item 4.02(a) Form 8-K filed October 11, 2006

File No. 000-30681

Dear Ms. Bruckner:

In your letter dated October 11, 2006, you have asked that we revise the disclosure in our 8-K referenced above to specify whether we reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of our previous assertion in our original report on Form 10-Q for the quarter ended June 30, 2006 regarding our company’s disclosure controls and procedures. This comment was made in light of the change in accounting treatment for certain prepaid manufacturing costs and the related restatement of our financial statements for the quarter ended June 30, 2006, and disclosure of nonreliance on our previously reported financial statements described in the 8-K and our 10-Q/A also filed October 11, 2006.

In response, in preparing and filing of the 10-Q/A, we carefully considered the continued accuracy of each item contained in our original 10-Q filed for the quarter ended June 30, 2006. We reviewed and concluded that the disclosure regarding the effectiveness of our disclosure controls and procedures remained true and correct. As described in our letters to the Staff dated August 29, 2006 and October 10, 2006, the reclassification of the April 2006 prepayment to Diosynth RTP, Inc. to account for the payment as research and development expense under Statement of Financial Accounting Standards No. 2 resulted from detailed conversations with the Staff and further analysis of the conflicting accounting literature relative to the payment.

The company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the company in the reports that it files or submits to the Securities and Exchange Commission under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The change in accounting treatment for the Diosynth payment is solely a result of detailed conversations with the Staff and additional analysis of the nature and character of the payment under applicable accounting literature. The recording, processing, characterization and summarizing of the payment itself was appropriately and thoroughly vetted through the company’s disclosure controls and procedures at the highest levels in the company, including the Audit Committee of our Board of Directors, and with our independent public accounting firm, prior to the filing of the original report on Form 10-Q, and again in preparation of the 10-Q/A. For these reasons, we evaluated and deemed the company’s disclosure controls and procedures were, and had remained, effective as of the end of the period covered by the 10-Q, as amended by the 10-Q/A, and the Chief Executive Officer and I both certified to that effect again in the 10-Q/A.

If you should have any questions about this response, please do not hesitate to contact me directly.

Sincerely,

DENDREON CORPORATION

By:	/s/ Richard F. Hamm, Jr.
Richard F. Hamm, Jr.
Senior Vice President,
Corporate Development,
General Counsel and Secretary